Exhibit 99.3

Annual report and accounts 2004

World Gaming Plc

DIRECTORS AND ADVISORS

DIRECTORS

James H. Grossman

Clare K. Roberts

A. Daniel Moran

David J. Naismith

Jonathon C. Moss

Michael H. Cummings

SECRETARY

Reed Smith LLP

REGISTERED OFFICE

Minerva House

5 Montague Close

London

SE1 9BB

AUDITORS

Kingston Smith

Chartered Accountants

Devonshire House

60 Goswell Road

London, EC1M 7AD

United Kingdom

REPORTING AUDITORS FOR SUBMISSION OF ANNUAL REPORT IN FORM 20-F TO SECURITIES AND EXCHANGE COMMISSION

HJ & Associates

50 South Main Street

Suite 1450

Salt Lake City

Utah 84144

United States of America

REGISTRARS

Continental Stock & Trust Company

17 Battery Place

New York New York 10004-1123

United States of America

CHAIRMAN’S STATEMENT

I am pleased to report that 2004 has been a year of significant progress for the Group.

As I reported last year, it was towards the end of 2003 that we managed to regain control over the direction and focus of our business and through providing clear strategic guidelines, we recorded the Company’s first annual profit. This profitability continued through 2004. However, the Company’s future profitability and ability to deliver on its strategies was challenged by the renegotiation of the licensing arrangement with Sportingbet Plc, the Company’s then largest licensee.

Undoubtedly the transaction with Sportingbet was the most significant event in 2004. The Board’s actions in this transaction allowed the business to remain profitable, receive a significant cash injection, recover 29.5% of the Company’s outstanding share capital and more crucially, secure the development and infrastructure to allow the business to successfully continue in its licensing business. As I indicated to you last year, the licensing business continues to remain a focus of the Group and further efforts to exploit this opportunity are being made.

The company continues to record strong organic growth from its existing licencees who continue to experience substantial increases in their revenues. In keeping with the Company’s commitment to its software licensing model, the Company recruited a sales and marketing Director with the appointment of Mr. Jonathon Moss in January 2005. Mr. Moss’s wealth of industry experience has enabled the Company to develop clear strategic licensing objectives. His ability to seek and deliver on new licensees has enabled Management to develop and concentrate on other strategies to maximize shareholder value. The Company has signed two new licensees and refined its strategies to target established databases looking to enter the on-line gaming industry through white-label style relationships.

In addition, it has always been the Board’s view to maximize the asset and resource base within the Group. The Board believes that a first and important step in this direction is through a listing on the Alternative Investment Market of the London Stock Exchange which will be achieved in May 2005. Thus, the Company has not only enabled the investing community and our shareholders to have a broader base for transactions in our securities but has also created a framework for possible acquisition transactions within the gaming industry. It is expected that such transactions will expand the Company’s revenue base and reduce its reliance on a single revenue stream of software licensing.

The Board is well aware of the trend towards consolidation within the gaming industry. It is the intention of the Company to be well placed to participate in this consolidation. It is the Board’s intention to build an even stronger industry presence through continuing to deliver on our strategies.

Sincerely,

James H. Grossman

Chairman of the Board

2 May 2005

BOARD OF DIRECTORS

James H. Grossman (aged 65),

Non-executive Chairman *•

Mr. Grossman is an attorney with experience in international venture capital and has an active international commercial arbitration practice.  Mr. Grossman was of counsel to Reed Smith Crosby Heafey in San Francisco, California and predecessor entities from January 2000 until August 2003.  He has served as Chairman of the U.S. Foreign Claims Settlement Commission and as a Special Representative for the United Nations Development Program.

He obtained his undergraduate degree from the University of California at Berkeley, and a J.D. from Harvard University in 1963.

David J. Naismith (aged 31),

Chief Financial Officer

Mr. Naismith is a qualified chartered accountant with several years experience in Internet gaming, most recently holding a senior finance role with Sportingbet, managing its finance divisions globally.

Mr. Naismith’s experience in the online gaming industry includes capital raising, acquisitions and global merchant processing in several locations including Costa Rica, United Kingdom, Austria and Australia.

Clare K. Roberts (aged 56),

Non-executive Director *•

Mr. Roberts is a former Attorney General and Minister of Justice and Legal Affairs of Antigua and Barbuda from 1994 to 1997.

Mr. Roberts is founder and principal at Roberts & Company, Attorneys at Law. He is a founding member and director of the National Development Foundation of Antigua and Barbuda and Vice President of the Antigua Offshore Association. He is president of the Inter American Commission on Human Rights, to which he was elected in May 2001.

A. Daniel Moran (aged 37),

Chief Executive Officer

Mr. Moran has over 15 years of international business experience, primarily in the technology and Internet sectors.  Most recently, he was the Managing Director for Sportingbet Australia, where his duties included strategic planning and automation of the business process, overseeing operations, regulatory compliance, government relations and the management of a 50-person staff.

Mr. Moran was previously a consultant to companies seeking to organize and become licensed to conduct Internet gaming operations in a regulated market.

Jonathon C. Moss (aged 51),

Sales and Marketing Director

Mr. Moss has 8 years senior management experience in the e-gaming sector. Immediately prior to his appointment at World Gaming, he held the position of Business Development Director at the licensing and services subsidiary of CryptoLogic Inc., Jon dealt with brand-name clients to CryptoLogic’s casino and poker solutions including Betfair, Littlewoods Gaming, The Ritz Club of London and ukbetting PLC.

Michael H. Cummings (aged 64),

Non-executive Director **

Mr. Cumming has over 35 years of experience in the field of Private Equity. Prior to his retirement in 1996 he was for 14 years the Managing Director of Barclays Private Equity which he expanded from a London base into a company with nine offices worldwide.

He is currently Chairman of a number of boutique fund management companies.

Mr. Cummings holds a MBA from the Stanford Graduate School of Business Administration.

*  Member of audit committee

• Member of remuneration committee

World Gaming Plc

DIRECTORS’ REPORT

The Directors submit their report and the financial statements of World Gaming Plc for the year ended 31 December 2004.

All figures are in US dollars unless stated otherwise.

PRINCIPAL ACTIVITIES

World Gaming Plc is the holding company of a group whose principal activity during the year was the development and operation on behalf of licensees of e-gaming software including sports betting, casino and pari-mutuel wagering.

In February 2004 the Company closed its customer service and transaction processing business and transferred affected licensees to a market leading solution. Both of these business segments were loss-making at the time of closure.

Effective October 1, 2004 the Company transferred its software into a partnership arrangement with its then major licensee. As a result of this arrangement the Company received certain consideration, no longer pays development expenses and recovers the majority of its hosting expenses. In addition it no longer receives royalties from this licensee.

There were no other material changes in activities in the year.

REVIEW OF THE BUSINESS

On May 25, 2001, pursuant to an agreement and Plan of Reorganization executed on May 17, 2001, LVA Holdings Inc. (“LVA”) became a wholly-owned subsidiary of World Gaming Plc (“World Gaming” or the “Company”), a company incorporated in England and Wales for the purpose of facilitating a new holding company structure.

Interactive Systems Inc., a subsidiary of LVA, incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Alea Software Inc., in participation with World Gaming Plc develops gaming software and web pages.

The following tables set out selected consolidated information from the statements of operations for the years ended December 31, 2004 and 2003, and the balance sheets as at December 31, 2004 and 2003:

Selected Statement of Operations Information

	For the years ended
	December 31, 2004	December 31, 2003
	$ ’000	$ ’000

Turnover	16,288	17,698
Gross Margin	14,417	15,548
Operating Expenses	9,337	13,218
Operating Profit	5,080	2,330
Retained Profit	17,370	3,108

Selected Balance sheet Information

	At December	At December
	31, 2004	31, 2003
	$ ’000	$ ’000

Net Current Assets/(Liabilities)	14,866	(126)
Total Assets	23,379	12,830
Long Term Debt	—	(900)
Profit & Loss Reserve	(9,876)	(25,014)
Total Shareholders’ Funds	16,028	828

RESULTS AND DIVIDENDS

Operating profit before interest and exceptional items increased 118 percent or $2,750,000 to $5,080,000 for the year ended 31 December 2004. After exceptional items, profit before tax increased 459 percent or $14,262,000 to $17,370,000 for the year ended 31 December 2004.

Revenues from all components of the gaming business, which include licensing and financial transaction processing until its closure in February 2004, decreased eight percent or $1,410,000 to $16,288,000 for the year ended 31 December 31, 2004 when compared to $17,698,000 for the same period last year.

The primary reason for the decrease in total revenue is due to the transaction with Sportingbet, the Company’s largest licensee described at Note 5. Under the terms of this transaction, royalty revenue from Sportingbet ceased in the third quarter of 2004 in return for certain cash and non-cash consideration and other terms. Revenue from continuing licensees grew 41 percent for the year ended 31 December 2004 when compared to the same period last year.

Gross profit decreased 7 percent or $1,131,000 to $14,417,000 when compared to $15,548,000 for the same period last year directly attributable to the decline in revenue as a result with the transaction with Sportingbet.

Operating expenses including depreciation decreased by 29 percent or $3,881,000 to $9,337,000 during the year ended December 31, 2004 compared to $13,218,000 for the same period last year driven primarily by a continued decline in corporate overhead and nil development costs in the third quarter of 2004 as a result of the Sportingbet transaction.

Exceptional items increased by $11,353,000 to $12,187,000 from $834,000 for the same period last year. All of the 2004 exceptional items relate to the transaction with Sportingbet.

The Directors have not recommended the payment of a dividend on the ordinary shares.

FUTURE DEVELOPMENTS

Licensing of the gaming software will be a primary focus for 2005. In addition, the Company will seek to expand its revenue base, potentially through acquisition of a gaming related business. Different revenue models may also be explored, as we consider developing further products including the traditional games of chance.

EVENTS SINCE THE END OF THE YEAR

On 1 March, 2005 the Company admitted Mr. Michael Cumming and Mr. Jon Moss to the Board of Directors. Mr Cumming will serve as a non-executive Director and Mr. Moss will serve as the Company’s Director of Sales and Marketing.

DIRECTORS

The Directors that held office during 2004 and subsequent changes to the date of this report were as follows:

1.	Mr. James H. Grossman
2.	Mr Clare K. Roberts
3.	Mr. A. Daniel Moran
4.	Mr. David J. Naismith
5.	Mr. Jonathon C. Moss – appointed 1 March, 2005
6.	Mr. Michael H. Cummings – appointed 1 March, 2005
7.	Mr. David Fleming – resigned 16 January 2004.

DIRECTORS’ INTERESTS IN SHARES AND OPTIONS

The interests of Directors holding office during the year in the share capital of the company at the beginning and end of the year and at 31 March, 2005 are as follows:

		Number of	Number of
		Ordinary Shares	Options to acquire	Number of
Directors	Date	or ADRs Owned	Ordinary Shares	Options Vested

1. James H. Grossman	1 January 2004	10,000	450,000	—

	31 December 2004	20,002	950,000	650,000

	31 March 2005	20,002	1,450,000	650,000

2. Clare K. Roberts	1 January 2004	—	350,000	350,000

	31 December 2004	—	450,000	250,000

	31 March 2005	—	475,000	250,000

3. A. Daniel Moran	1 January 2004	—	1,500,000	—

	31 December 2004	—	2,000,000	2,000,000

	31 March 2005	—	2,500,000	2,000,000

4. David J. Naismith	1 January 2004	—	650,000

	31 December 2004	—	1,150,000	1,150,000

	31 March 2005	—	1,650,000	1,150,000

5. Jonathon C. Moss	1 January 2005	—	650,000	—

	31 March 2005	—	650,000	—

6. Michael H. Cumming	27 January 2005	—	100,000	—

	31 March 2005	—	100,000	—

7. David Fleming	1 January 2004	—	600,000	33,334

	31 December 2004	—	100,000	66,666

	31 March 2005	—	66,666	66,666

This information is based on 46,331,407 ordinary shares issued and outstanding as of 31 March 2005.  Including shares and underlying options which are exercisable within 60 days of 31 March 2005, none of the identified persons beneficially owned greater than 1% of the Company’s American Depository Shares or ordinary shares.

POLITICAL AND CHARITABLE CONTRIBUTIONS

The Company made statutory donations of $ nil in 2004 (2003: $ nil). Through its subsidiaries, World Gaming Plc donated $2,085 to various charities in 2004 (2003: $4,204).

POLICY ON PAYMENT OF CREDITORS

It is the policy of the Group to agree terms of payment with its suppliers when trading relationships are established, to ensure that the terms of payment are clear, and to abide by the agreed terms, provided the suppliers meet their obligations. At 31 December 2004, the average period of credit taken on the Company’s outstanding liabilities was 52 days (31 December 2003 – 55 days)

AUDITORS

Kingston Smith has expressed their willingness to continue in office and a resolution to re-appoint them and authorise the Directors to fix their remuneration will be proposed at the Annual General Meeting.

MARKET PRICES OF SHARES

The following table sets forth the high and low closing sale prices for our American Depositary Shares on the OTC Bulletin Board. Such prices do not reflect retail mark-up, markdown or commissions and may not necessarily represent actual transactions.

Most Recent Financial Years	High	Low	Year-end

Year ended December 31, 2002	0.975	0.140	0.160
Year ended December 31, 2003	0.460	0.110	0.420
Year ended December 31, 2004	0.890	0.280	0.600

MAJOR SHAREHOLDERS

The following table contains information regarding the beneficial ownership of our ordinary shares, including our American Depositary Shares, as of 31 March, 2005, for all shareholders known by us to beneficially own 5% or more of our ordinary shares.

	Number of	Percentage of
	Ordinary Shares or	Outstanding Ordinary
	ADRs Beneficially	Shares or ADRs
Name of Beneficial Owner	Owned(1)	Beneficially Owned

Cribbage Limited (a wholly-owned subsidiary of Sportingbet, PLC) (2)	8,506,204	18.4%

Goodison Park Limited (a wholly-owned subsidiary of Sportingbet, PLC) (2)	5,000,000	10.8%

(1) The information in this list is based on our records, information provided to us by our Directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power.  This information is based on 46,331,407 ordinary shares issued and outstanding as of 31 March 2005.

(2) As a result of the transaction with Sportingbet Plc and its affiliates which took effect on 1 October 2004, the entire issued capital held by Sportingbet Plc and its affiliates has no economic or voting rights attached to them.  The Company may acquire these shares for an aggregate $1 as and when it has sufficient retained earnings to do so.

On behalf of the board

A. Daniel Moran

Director

2 May 2005

World Gaming Plc

DIRECTORS’ REMUNERATION REPORT

The Board has prepared this report in accordance with the Directors Remuneration Report Regulations 2002. A resolution to approve this report will be put to the members at the forthcoming Annual General Meeting at which the financial statements will be approved. The vote will have advisory status, will be in respect of the remuneration policy and overall remuneration packages and will not be specific to individual levels of remuneration.

The Companies Act 1985 requires that certain parts of the Remuneration Report are audited. Those sections that have been audited are marked as “audited”.

REMUNERATION COMMITTEE

The Remuneration Committee is responsible for administering the operation of the 2001 Share Option Plan and for recommending to our Board of Directors compensation plans and arrangements, including awards of any stock options, with respect to our executive officers, Directors, and key personnel. The current members of the Remuneration Committee are James H. Grossman, Clare Roberts and Micheal Cummings. A. Daniel Moran was consulted on matters pertaining to Directors’ remuneration. In August 2003, the Remuneration Committee adopted a Remuneration Committee Charter. A summary of the terms of reference under which the Committee operates is as follows:

PURPOSE

The purpose of the Remuneration Committee (the “Committee”) of the Board of Directors (the “Board”) of World Gaming plc (the “Company”) shall be to discharge the responsibilities of the Board of Directors relating to the Company’s compensation programs and compensation of the Company’s executives.

DUTIES AND RESPONSIBILITIES

The Committee shall carry out the duties and responsibilities set out below.  These functions should serve as a guide with the understanding that the Committee may determine to carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal, or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board of Directors from time to time related to the purposes of the Committee outlined in this Charter.

In discharging its oversight role, the Committee is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate and shall have the sole authority to retain, without seeking Board approval, outside counsel or other experts for this purpose, including the authority to approve the fees payable to such counsel or experts and any other terms of retention.

Setting Compensation for Executive Officers and Directors

1.               Establish and review the overall compensation philosophy of the Company.

2.               Review and approve the Company’s corporate goals and objectives relevant to CEO and other executive officers’ compensation, including annual performance objectives.

3.               Evaluate the performance of the CEO and other executive officers in light of those goals and objectives and, based on such evaluation, review and approve the annual salary, bonus, and other benefits, direct and indirect, of the CEO and other executive officers.

4.               In determining the long-term incentive component of compensation for the CEO and other executive officers, the Committee should consider the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs and other executive officers at comparable companies, and the awards give to the Company’s CEO and other executive officers in past years. The Committee is not precluded from approving awards (with the ratification of the Board of Directors) as may be required to comply with applicable tax laws.

5.               In connection with executive compensation programs:

(a)   Review and recommend to the full Board of Directors, or approve, new executive compensation programs;

(b)   Review on a periodic basis the operations of the Company’s executive compensation programs to determine whether they are properly coordinated and achieving their intended purposes;

(c)   Establish and periodically review policies for he administration of executive compensation programs; and

(d)   Take steps to modify any executive compensation program that yields payments and benefits that are not reasonably related to executive and corporate performance.

6.     Establish and periodically review policies in the area of senior management perquisites.

7.     Consider policies and procedures pertaining to expense accounts of senior executives.

8.     Review and recommend to the full Board of Directors compensation of Directors as well as Directors’ and officers’ indemnification and insurance matters.

9.     Review and make recommendations to the full Board of Directors, or approve, any contracts or other transactions with current or former executive officers of the Company, including consulting arrangements, employment contracts, change-in-control, severance, or termination arrangements, and loans to employees made or guaranteed by the Company.

Monitoring Incentive and Equity-Based Compensation Plans

10.   Review and make recommendations to the Board of Directors with respect to the Company’s incentive-compensation plans and equity-based plans, and review the activities of the individuals responsible for administering those plans.

11.   Review and approve all equity compensation plans of the Company that are not otherwise subject to the approval of the Company’s shareholders.

12.   Review CEO recommendations and make recommendations to the full Board of Directors, or approve, all awards of shares or share options pursuant to the Company’s equity-based plans.

13.   Monitor compliance by executives with the rules and guidelines of the Company’s equity-based plans.

14.   Review and monitor employee pension, profit sharing, and benefit plans.

15.   Select, retain, and/or replace, as needed, compensation and benefits consultants and other outside consultants to provide independent advice to the Committee. In that connection, in the event the Committee retains a compensation consultant, the Committee shall have the sole authority to approve such consultant’s fees and other retention terms.

Reports

16.   Report regularly to the Board of Directors with respect to matters that are relevant to the Committee’s discharge of its responsibilities and with respect to such recommendations as the Committee may deem appropriate. The report to the Board of Directors may take the form of an oral report.

17.   Maintain minutes or other records of meetings and activities of the Committee.

COMPANY’S POLICY ON DIRECTORS’ REMUNERATION FOR THE FOLLOWING AND SUBSEQUENT YEARS

The fees of the Directors are determined by the Board of Directors but may not in the aggregate exceed £180,000 per year (disregarding any remuneration payable to Directors in their capacity as executives) or such higher amount as may from time to time be determined by an ordinary resolution of our Board.  Such fees are (unless such resolution otherwise provides) divisible among the Directors as the Board of Directors may decide, or, failing agreement, equally, except that any Director who holds office for only part of the period with respect to which such fees are payable is entitled only to rank in such division for a proportion of fees related to the period during which he has held office. Any Director who is employed, or holds executive office may be paid such extra remuneration by way of a fixed sum of money, or in whole or in part by participating in profits or otherwise, as the Board of Directors may determine, and such remuneration may be in addition to or instead of a fee payable to him for his services as Director.  The Directors may repay to any Director all reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or shareholders’ meetings or otherwise in connection with our business.

The fees paid to individual Directors are currently £21,600 per annum (pro-rated for periods less than one year) and the Chairman of the Board of Directors is remunerated at £66,000 per annum (pro-rated for periods less than one year). Periodic market surveys and research are conducted and rates changed accordingly. The rates were updated with effect from January 2005.

The Company operates a share option plan, the World Gaming plc 2001 Share Option Plan (the “2001 Plan”), under which eligible persons may acquire options to purchase ordinary shares or ADRs as determined by Board or the Share Option Committee.  The Board of Directors serves as the Share Option Committee.  The 2001 Plan was adopted by our Board of Directors on May 17, 2001 and approved by ordinary resolution of the shareholders on May 17, 2001 in substitution of the Starnet Stock Option Plans (1997, 1999 and 1999 (No. 2)), which were terminated in the course of the reorganization and options thereunder were exchanged for new options in the 2001 Plan. Options provided to Directors and employees are issued at the then market price on the date of the grant and vest within a period of usually two years from the date of grant. Specific vesting details are at the discretion of the Share Option Committee. Options expire the sooner of ten years after the date granted, or the conclusion of the plan in 2011.

SERVICE CONTRACTS

The company has entered into service contracts with our Directors.  The company has service contracts with our three non-executive Directors; James H. Grossman, Clare K. Roberts and Michael H. Cumming. The other Directors are also employed as senior management executives and details of their service contracts are also listed below. Any Directors who are employees receive no cash compensation for serving on our Board of Directors.  Directors that resign during the year are paid pro rata up to when they ceased performing duties for the company.  All Directors are reimbursed for their reasonable expenses incurred to attend meetings of the Board of Directors.

1.   James H. Grossman has served as a Director and Chairman of the Board since April 11, 2003. Effective January 1, 2005 his annual compensation for such service and up to five hours a month of legal services is £66,000 plus up to US$1,750.00 per month for certain additional legal services. The Company on June 4, 2003 authorised the issuance of options to purchase 150,000 ordinary shares all of which vested on April 11, 2004 and options to purchase 300,000 ordinary shares all of which vested on April 11, 2005. The Company on July 1, 2004 authorised the issuance of options to purchase 500,000 ordinary shares all of which vest only on April 11, 2006. The Company on January 3, 2005 authorised the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007.

2.   Clare K. Roberts has served as a Director from October 18, 2000. Effective January 1, 2005 his annual compensation for such service is £21,600. Mr. Roberts has been granted options, of which 100,000 are exercisable and fully vested at an exercise price of $2.13; 50,000 are exercisable and fully vested at an exercise price of $1.44. In August 2003, Mr. Roberts relinquished options to purchase 200,000 shares at an exercise price of $0.31 granted in July 2001, all of which were vested as these options were granted below market value and therefore in breach of the current Option Committee policy. As consideration for this relinquishment, he was granted options at the then market price of $0.15 to purchase 200,000 shares of which 100,000 were fully vested at the time of the grant and the remaining 100,000 will vest in August 2005. The Company on July 1, 2004 authorised the issuance of options to purchase 100,000 ordinary shares all of which vest only on October 18, 2006. The Company on January 3, 2005 authorised the issuance of options to purchase 25,000 ordinary shares all of which vest only on January 3, 2007.

3.   A. Daniel Moran’s employment as Chief Executive Officer and Director with World Gaming plc commenced on April 11, 2003. Effective January 1, 2005 his annual base compensation is £158,500 with an annual housing allowance and certain other additional benefits. The Company on June 4, 2003 authorised the issuance of options to purchase 1,000,000 ordinary shares all of which vested on April 11, 2004 and options to purchase 500,000 ordinary shares all of which vested on April 11, 2005. The Company on July 1, 2004 authorised the issuance of options to purchase 500,000 ordinary shares all of which vest only on April 11, 2006.  In accordance with Mr. Moran’s contract a deemed change of control took place on completion of the transaction with Sportingbet Plc.  In accordance with the change of control provisions, all option grants prior to October 1, 2004 vested immediately.  The Company on January 3, 2005 authorised the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007.

4.   David J. Naismith’s employment as Chief Financial Officer and a Director with World Gaming plc commenced on August 1, 2003. Effective January 1, 2005 his annual base compensation is £129,200, with an annual housing allowance and certain other additional benefits. In addition, the Company on June 4, 2003 authorised the issuance of options to purchase 150,000 ordinary shares all of which vested on June 4, 2004 and options to purchase 500,000 ordinary shares all of which vest only on August 1, 2005.  The Company on July 1, 2004 authorised the issuance of options to purchase 500,000 ordinary shares all of which vest only on August 1, 2006. In accordance with Mr. Naismith’s contract a deemed change of control took place on completion of the transaction with Sportingbet Plc.  In accordance with the change of control provisions, all option grants prior to October 1, 2004 vested immediately.  The Company on January 3, 2005 authorised the issuance of options to purchase 500,000 ordinary shares all of which vest only on January 3, 2007.

5.   Jonathon C. Moss’ employment as Director of Sales and Marketing with World Gaming commenced on January 1, 2005.  His annual base compensation is £100,000 with certain other additional benefits. On March 1, 2005, Mr. Moss was appointed to the Board of Directors of World Gaming Plc.  No changes were made to Mr. Moss’ compensation as a result of this appointment. The Company on January 1, 2005 authorised the issuance of options to purchase 650,000 ordinary shares, 500,000 of which vest on 1 January, 2007 and 150,000 which vest on 1 January 2007 subject to certain performance related criteria.

6.   Michael H. Cumming was appointed to the Board of Directors as a non-executive director effective March 1, 2005. His annual compensation is £21,600. On March 1, 2005 Mr. Cumming was granted options to purchase 100,000 ordinary shares all of which vest only on March 1, 2007.

7.   David Fleming’s employment ceased with effect from January 16, 2004. Under the terms of a settlement agreement, Mr. Fleming continued to be paid his monthly salary until May 16, 2004. Mr. Fleming has retained the options granted on September 10, 2001 for 100,000 ordinary shares at an exercise price of $0.88 which were to vest annually on the anniversary dates over a three year period of which 66,666 had vested at the date of his resignation. The vested options are exercisable for a twelve month period post-termination. On June 4, 2003 the Company authorised the issuance of options to David Fleming to purchase 500,000 ordinary shares which would have vested on April 11, 2005. These options to purchase ordinary shares were forfeited as a result of Mr. Fleming’s resignation.

No Director’s service contract has a notice period in excess of one year.

Superannuation contributions of $12,987 and $10,553 (2003: $8,389 and $3,900) have been paid on behalf of A. Daniel Moran and David J. Naismith respectively for the year ending December 31, 2004 for nominated pension schemes. The Company does not operate a pension scheme.

James H. Grossman received fees in respect of certain legal services of $21,000 (2003: $22,685) in 2004. These amounts have been included in Mr. Grossman’s total remuneration for 2004.

Directors and officers liability insurance is held by the Company in respect of the Directors.

James H. Grossman, A Daniel Moran and David J. Naismith are entitled under the terms of their service agreements to an additional bonus of 75% of the total bonuses receivable by each of them over three years of service with the Company payable on their third anniversary.  Each director will only receive his entitlement to this deferred bonus if they are still employed by the company on such third year anniversary. A provision for the deferred bonus relating to the relevant period to December 31, 2004 has been provided in these financial statements. The remuneration table on page 15 does not include any deferred bonus entitlements.

DETAILS OF INDIVIDUAL DIRECTORS’ REMUNERATION (AUDITED)

The following tables set out all remuneration, in U.S. dollars, which we paid to our Directors including stock options grants during the year ended December 31, 2004 and stock options granted. All of the options listed in the table below represent options to purchase our ordinary shares or ADRs.

Remuneration

					2004	2003
				Compensation	Total	Total
	Fees/	Bonuses	Benefits	for loss of	Remuneration	Remuneration
	Salary $	$	in Kind $	office $	$	$

James H. Grossman	100,802	117,794	49,200	—	267,796	143,368

Clare K. Roberts	32,990	—	—	—	32,990	48,660

A. Daniel Moran	217,035	197,283	54,592	—	468,910	271,099

David J. Naismith	175,876	172,095	38,669	—	386,640	124,680

David Fleming
(resigned 16 January, 2004)	52,455	—	—	36,824	89,279	142,609

Nicholas Jackson
(resigned 9 April 2003)	—	—	—	—	—	283,741

TOTAL	$579,158	$487,172	$142,461	$36,824	$1,245,615	$1,014,157

Directors Options

(Audited)

	Shares under	Granted/	Shares under
	options at	(Lapsed)	options at	Exercise
	1 January	during the	31 December	Price
	2004	year	2004	$	Exercise period

James H. Grossman	150,000	—	150,000	0.14	11 Apr 04 – 11 Apr 11
	300,000	—	300,000	0.14	11 Apr 05 – 11 Apr 11
		500,000	500,000	0.35	1 Oct 04 – 11 Apr 11
Clare K. Roberts	100,000	—	100,000	2.13	30 Apr 01 – 1 May 11
	50,000	—	50,000	1.44	1 Jan 02 – 1 Jan 09
	100,000	—	100,000	0.15	5 Aug 04 – 16 May 11
	100,000	—	100,000	0.15	5 Aug 05 – 16 May 11
		100,000	100,000	0.35	18 Oct 06 – 16 May 11
A. Daniel Moran	1,000,000	—	1,000,000	0.14	11 Apr 04 – 11 Apr 11
	500,000	—	500,000	0.14	1 Oct 04 – 11 Apr 11
		500,000	500,000	0.35	1 Oct 04 – 11 Apr 11
David J. Naismith	150,000	—	150,000	0.14	1 Aug 04 – 16 May 11
	500,000	—	500,000	0.14	1 Oct 04 – 16 May 11
		500,000	500,000	0.35	1 Oct 04 – 16 May 11
David Fleming	100,000	(33,334)	66,666	0.88	10 Sept 01 – 16 Jan 05
(resigned 16 January, 2004)	500,000	(500,000)	—	0.14	11 Apr 05 – 11 Apr 11

PERFORMANCE GRAPH

The following chart represents the company’s performance over the reporting periods since incorporation, and compares the total shareholder return of the company to the NASDAQ Financial Index.

Comparative Return

Approved by the board on 2 May, 2005.

A. Daniel Moran

Director

World Gaming Plc

DIRECTORS’ RESPONSIBILITIES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The following Statement, which should be read in conjunction with the report of the auditors, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and auditors in relation to the financial statements.

United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and group and of the profit or loss of the group for that period. In preparing those financial statements, the Directors are required to:

•                  select suitable accounting policies and then apply them consistently;

•                  make judgements and estimates that are reasonable and prudent;

•                  state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

•                  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The Directors are responsible for keeping accounting records which disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985.  They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF WORLD GAMING PLC

We have audited the financial statements of World Gaming Plc for the year ended 31 December 2004 which comprise the group profit and loss account, group and company balance sheets, group cash flow statement, group statement of total recognised gains and losses and the related notes.  These financial statements have been prepared under the historical cost convention and in accordance with the accounting policies set out therein.  We have also audited the information in the part of the Directors’ Remuneration Report that is described as having been audited.

This report is made solely to the company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinion we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITOR

The Directors are responsible for preparing the annual report and the Directors’ Remuneration Report, and as described on page 17, for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors are established in the United Kingdom by statute, the Auditing Practices Board and our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ Remuneration Report to be audited are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman’s Statement, the Director’s Report and the unaudited parts of the Director’s Remuneration Report.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board.  An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ Remuneration Report to be audited.  It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error.  In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ Remuneration Report to be audited.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2004 and of the profit of the group for the year then ended and the financial statements and the part of the Directors’ Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Kingston Smith

Chartered Accountants and Registered Auditors,

London                                             2 May, 2005

World Gaming Plc

GROUP PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2004

		Notes	2004	2003
			$’000	$’000

	TURNOVER	1	16,288	17,698

	Cost of sales		1,871	2,150

	Gross profit		14,417	15,548

	Other operating expenses (net)		9,337	13,218

	OPERATING PROFIT BEFORE INTEREST AND SIMILAR INCOME		5,080	2,330

	Investment income	2	111	147

	Interest payable	3	(8)	(203)

Exceptional item	– Gain on Lease settlements	5	—	834
	- Gain on Disposal	5	12,187	—

	PROFIT ON ORDINARY ACTIVITIES AFTER EXCEPTIONAL ITEMS AND BEFORE TAXATION	4	17,370	3,108

	Taxation	7	—	—

	PROFIT FOR THE FINANCIAL YEAR	17	17,370	3,108

	BASIC EARNINGS PER SHARE	8	$0.38	$0.07
	BASIC EARNINGS PER SHARE Excluding Non-Voting	8	0.53	0.07
	BASIC EARNINGS PER SHARE before Exceptional items	8	0.11	0.05
	BASIC EARNINGS PER SHARE Excluding Non –Voting and before Exceptional items	8	0.16	0.05

	DILUTED EARNINGS PER SHARE	8	0.34	0.05
	DILUTED EARNINGS PER SHARE Excluding Non-Voting	8	0.46	0.05
	DILUTED EARNINGS PER SHARE before Exceptional items	8	0.10	0.04
	DILUTED EARNINGS PER SHARE excluding Non –Voting and Exceptional items	8	0.14	0.04

The operating profit for the year arises from the company’s continuing operations.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2004	2003
	$’000	$’000

Profit for the financial period	17,370	3,108
Currency translation difference on foreign currency net investment	168	(385)

Total recognised gains relating to the year	17,538	2,723

World Gaming Plc

GROUP AND COMPANY BALANCE SHEETS

As at 31 December 2004

		GROUP		COMPANY
	Notes	2004	2003	2004	2003
		$’000	$’000	$’000	$’000

FIXED ASSETS
Tangible assets	9	1,419	1,854	—	13
Investments	10	—	—	97	97
		1,419	1,854	97	110

CURRENT ASSETS

Debtors	12	14,016	8,080	202	70
Cash at bank and in hand		7,944	2,896	4	33
		21,960	10,976	206	103

CREDITORS: Amounts falling due within one year	13	(7,094)	(11,102)	(5,686)	(2,090)

NET CURRENT ASSETS / (LIABILITIES)		14,866	(126)	(5,480)	(1,987)

TOTAL ASSETS LESS CURRENT LIABILITIES		16,285	1,728	(5,383)	(1,877)

CREDITORS (including convertible debt):
Amounts falling due after more than one year	14	—	(900)	—	(900)

PROVISIONS FOR LIABILITIES AND CHARGES	15	(257)	—	(257)	—

NET ASSETS / (LIABILITIES)		16,028	828	(5,640)	(2,777)

CAPITAL AND RESERVES
Called up share capital	16	134	133	134	133
Share Premium Account	17	1,675	1,614	1,675	1,614
Deferred Compensation Reserve	17	567	567	—	—
Merger Reserve	17	23,528	23,528	—	—
Profit and loss account	17	(9,876)	(25,014)	(7,449)	(4,524)

SHAREHOLDERS’ FUNDS (including non-equity interests)		16,028	828	(5,640)	(2,777)

Approved by the board on 2 May, 2005

A. Daniel Moran

Director

World Gaming Plc

GROUP CASH FLOW STATEMENT

For the year ended 31 December 2004

	Notes	2004	2003
		$’000	$’000

Net cash inflow from operating activities	18a	6,374	2,667

Returns on investments and servicing of finance	18b	103	778

Capital expenditure and financial investment	18b	(1,065)	28

Sportingbet Agreement	18b	2,032	—

CASH INFLOW BEFORE FINANCING		7,444	3,473

Financing	18b	(2,181)	(1,261)

NET INCREASE IN CASH AND LIQUID RESOURCES		5,263	2,212

Reconciliation of net cash flow to movement in net funds

		2004	2003
		$’000	$’000

Increase in cash and liquid resources for the year		5,263	2,212

Cash outflow from decrease in debt		2,243	1,861

Decrease in net debt resulting from cash flows		7,506	4,073

New finance leases		—	(1,002)
Currency translation differences		(189)	(267)

Non cash movements		900	—
		8,217	2,804

Net (debt) at 1 January, 2004		(287)	(3,091)

Net funds/(debt) at 31 December 2004		7,930	(287)

World Gaming Plc

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2004

BASIS OF PREPARATION

The financial statements are prepared in accordance with applicable United Kingdom accounting standards and under the historical cost convention. The accounting standards have been applied consistently in the current and previous year.

The group financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP) which differ in certain respects from the generally accepted accounting principles in the United States (US GAAP). See note 26 for the summary of the effect of differences between the United Kingdom and United States GAAP.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the year end and the turnover and expenses of the accounting year.  Actual results could differ from those estimates.

A summary of significant accounting policies is set out below:

BASIS OF CONSOLIDATION

The Company was incorporated on 17 October 2000 and was dormant until 25th May 2001 when it was merged with Starnet Communications International Inc., the holding company of the Starnet group of trading subsidiaries. The group financial statements consolidate the accounts of the parent company and all of its subsidiaries for the year.  World Gaming Plc did not acquire nor dispose of any subsidiaries or quasi subsidiaries during the year. The accounting treatment of the group’s interest in a limited partnership is disclosed in note 10. The financial statements of all group companies are made up to 31 December 2004.

TURNOVER AND INCOME RECOGNITION

Turnover comprises sales to third parties net of trade discounts and of sales taxes. Initial license fees of gaming software are recognised as revenue upon the completion of the license sale transactions. Before the revenues are recognised, deposits from licensees are recorded as deferred revenue. Gaming and monthly licensing royalty revenues and other fees are recognised over the period services are provided. Revenues from the resale of Antigua Government issued gaming licenses are recognised when collection is reasonably assured.

RESEARCH AND DEVELOPMENT

Development expenditure is carried forward only when its future recoverability can be foreseen with reasonable assurance and is amortised in line with sales from the related product. All research and other development costs are expensed to the profit and loss account as incurred.

TANGIBLE FIXED ASSETS

Fixed assets are stated at historical cost less depreciation.

Depreciation or amortisation is provided on all tangible fixed assets, using the straight-line method over the estimated useful life of the assets at the following rates:

Computer hardware	3 years
Computer software	3 years
Fixtures and fittings	3 years
Motor Vehicles	4 years

Leasehold improvements are depreciated over the term of the related lease using the straight-line method.

FOREIGN CURRENCIES

The financial statements are prepared in US Dollars. Assets and liabilities denominated in foreign currencies are translated into dollars at the rate of exchange ruling at the balance sheet date. Average rates of exchange ruling during the year are used to translate into dollars the profit and loss accounts of overseas subsidiaries prepared in their local currency. Any exchange differences arising are dealt with through the profit and loss account.

Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiaries to the rate ruling at the year end together with the differences between profit and loss accounts translated at average rates and year end rates are dealt with as movements in group reserves. Long term financing of overseas subsidiaries intended to be, for all practical purposes, as permanent as equity is treated as part of the investing company’s net investment and exchange differences arising are dealt with through reserves.

DEFERRED TAXATION

Deferred tax is recognised in respect of all timing differences that have originated but not been reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group’s taxable profits and its results as stated in the financial statements. Deferred tax is recognised in the Statement of Total Recognised Gains and Losses on revaluations where at the balance sheet date there is an agreement to sell the asset. Deferred tax assets are recognised to the extent that they are regarded as recoverable.  Deferred tax assets are regarded as recoverable to the extent that on all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.  Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

LEASED ASSETS AND OBLIGATIONS

Where assets are financed by leasing agreements that give rights approximating to ownership (“finance leases”), the assets are treated as if they had been purchased outright.  The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding leasing commitments are shown as obligations to the lessor.

Lease payments are treated as consisting of capital and interest elements, and the interest is charged to the profit and loss account in proportion to the remaining balance outstanding.

All other leases are “operating leases” and the annual rentals are charged to profit and loss on a straight line basis over the lease term.

Rent free periods or other incentives received for entering into a lease are accounted for over the period of the lease so as to spread the benefit received over the lease term.

PROVISIONS FOR LIABILITIES AND CHARGES

Where the group has entered upon litigation, either as claimant or respondent, a provision is made, based upon legal advice, of the likely third party costs of handling such claims, and where appropriate, of settling any liability arising therefrom. Potential receipts from litigation are only recognised once received.

DEFERRED COMPENSATION RESERVE

The group provides for deferred compensation in respect of former members of the Board of Directors who were granted options at exercise prices which are below market value at the time the options are granted.

1.              TURNOVER AND PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

World Gaming Plc is a holding company. The Company’s trading subsidiaries develop, operate and market proprietary software that is currently being used for on-line gaming. The Group’s revenues are earned from licensing fees, service fees and royalties from licensees located outside North America. The Group’s business is internet based and in the opinion of the Directors any geographical analysis would not be meaningful.

The group’s turnover and profit before taxation were all derived from its principal activity.

2                 INVESTMENT INCOME

	Year ended	Year ended
	31 December	31 December
	2004	2003
	$’000	$’000

Other interest receivable	111	147
	111	147

3                 INTEREST PAYABLE

	Year ended	Year ended
	31 December	31 December
	2004	2003
	$’000	$’000

Finance leases	8	203
	8	203

4                 PROFIT ON ORDINARY ACTIVITIES

	Year ended	Year ended
	31 December	31 December
	2004	2003
	$’000	$’000

Profit on ordinary activities before taxation is stated after charging:
Depreciation and amounts written off tangible fixed assets:
Charge for the year
owned assets	951	1,322
leased assets	469	611
Loss on disposals of fixed assets	201	—
Exchange losses	25	19
Operating lease rentals:
Other operating leases	295	362
Auditors’ remuneration
Group	125	97
Parent	30	30
Research and Development expenditure	2,745	3,511

During the year ended 31 December 2004 the group wrote off $nil (2003: $344,000) in provisions against unrecoverable transaction processing costs, uncollectible royalty fees and irrecoverable casino losses from unsuccessful licensees.

5                 EXCEPTIONAL ITEM

Joint Venture Arrangements, effective 1 October 2004, were entered into on 12 October 2004 between the Company and Sportingbet Plc (“Sportingbet”). The principle terms of the arrangements are as follows:

•                  The ownership of the Intellectual property rights of the Gaming Software was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of SSII Limited and Sportingbet;

•                  In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to the Company ($3 million was paid on each of 12 October 2004 and 1 March 2005 and the balance of $4 million is payable on or before 1 November 2005). In addition, the economic value of Sportingbet’s then 29.6 per cent shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the Ordinary Shares then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from the Company to Sportingbet was cancelled;

•                  Each of the Company and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

•                  During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea’s costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

•                  The Company retains the right to determine 30 per cent of the development time on the Gaming Software;

•                  The Company has a worldwide royalty free licence allowing it to continue to use and sublicence the Gaming Software. In the event that World Gaming becomes an operator it would pay a 5 per cent royalty only on those revenues to Sportingbet;

•                  Sportingbet has a worldwide royalty free licence to use the Gaming Software. Royalty payments of five per cent are due from Sportingbet in the event that they licence the Gaming Software to any new licencees;

•                  Sportingbet pays its proportion of the hosting costs on the Company’s systems and IT services at cost 10 per cent;

•                  The Joint Venture Arrangements may be terminated by the Company on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

•                  On termination of the Joint Venture Arrangements, (a) Sportingbet must pay $3 million to the Company (which would be retrospectively reduced by the amount of consideration if the Company sells its rights to the Gaming Software within 2 years); and (b) each of the Company and Sportingbet will be granted a perpetual, non-exclusive royalty free licence to use, sub-licence and assign of all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the rights to any further improvements or developments made by the other party.

The gain arising from the transaction has been calculated after charging associated costs as follows:

$000’s
Consideration	13,300
Legal & Professional Costs	(1,043)
Loss on Disposal of fixed assets	(70)
12,187

The additional $3 million payable to the Company upon termination of the agreements by Sportingbet has not been included in these financial statements.

During the year ended 31 December 2003, the group was able to negotiate certain settlements with its lease creditors which enabled the group to record gains of $834,000 in interest and capital amounts that were waived by the lease creditors for full settlement.

6                 EMPLOYEES

	Year ended	Year ended
	31 December	31 December
	2004	2003
The average monthly number of persons (including Directors) employed by the company during the year was:
Development – North America	34	40
Operations - Caribbean	20	51
Corporate – U.K.	—	1
	54	92

	Year ended	Year ended
	31 December	31 December
	2004	2003
	$’000	$’000
Staff costs for above persons:
Wages and salaries	4,289	6,021
Social security costs	139	105
	4,428	6,126

DIRECTORS’ REMUNERATION

	Year ended	Year ended
	31 December	31 December
	2004	2003
	$’000	$’000

Emoluments	579	515
Benefits in kind	142	119
Compensation payment	37	200
Bonuses	487	180
Total emoluments	1,245	1,014

There are no benefits accruing under pension schemes to any Director.

Directors’ emoluments disclosed above include the following payments:

	Highest Paid Director
	Year ended	Year ended
	31 December	31 December
	2004	2003
	$’000	$’000

Emoluments	469	284

Further disclosures on the remuneration of each individual Director are given in the Directors’ Remuneration Report.

7                 TAXATION

There is no tax charge for the year because of the availability of tax losses brought forward from prior periods (2003 - $Nil). Factors affecting the tax position for the year were:

	Year ended	Year ended
	31 December	31 December
	2004	2003
	$’000	$’000

Profit on ordinary activities before tax	17,370	3,108

Profit on ordinary activities multiplied by standard rate of 30%
(2003: 30%)	5,211	932

Effect of lower tax rates on overseas earnings Net of Losses	(5,211)	(932)
Current tax charge for year	—	—

The Group’s operations located in Canada are subject to tax to the extent that income is generated in that country. No tax is expected to be payable for any period up to 31 December 2004 because losses arose on the development activities to the extent that costs for such activities exceeded the recovery received from charging other relevant Group Companies for the services provided. The holding Company’s operations in the United Kingdom has losses relating to the costs it incurs consisting primarily of general administrative costs. The US subsidiary has no business activities other than acting as a holding company for a number of group subsidiaries. It had tax losses carried forward at 31 December 2004 subject to confirmation by the US Internal Revenue Service, There were no significant Group expenses disallowable for tax purposes or depreciation charges materially different from available tax allowances on fixed assets. There are substantial tax losses available within the Group. Utilisation of these losses is contingent upon agreement with the relevant tax authorities. A deferred tax asset for the benefit of future tax losses has not been included in these financial statements because of the uncertainty of the amount of losses available and when they will be utilised.

The Company’s operations located in Antigua, operate under the offshore gaming laws of Antigua and Barbuda and therefore enjoy a 50 year tax holiday, apart from an annual gaming licensing fee of US $85,000 (2003: $75,000).

8                 EARNINGS PER ORDINARY SHARE

The calculation of the basic earnings per ordinary share is based on a weighted average of 45,981,407 (2003: 42,932,416) ordinary shares in issue and a profit on ordinary activities after taxation of US$17,370,000 (2003: $3,108,000).

The calculation of the diluted earnings per ordinary share includes the same earnings figure as used for the basic earnings and a weighted average number of ordinary shares of 50,890,157 (2003: 56,402,085).  The number of shares includes ordinary shares issued and potential ordinary shares from options granted and rights to convert loans into ordinary shares. The potential ordinary shares include only “in the money” option shares which are those shares where the grant price was below the average share price of the company’s issued ordinary shares in the year.

Earnings per ordinary shares after exceptional items is calculated on profit of $5,183,000 (2003 $2,274,000). The weighted average number of ordinary shares used in the calculations are unchanged from those used in the other basic and diluted earnings figures.

Earnings per share excluding shares with no voting or economic rights refers to the 13,506,204 shares held by Sportingbet PLC and its affiliates that have been set aside as a result of the Transaction with Sportingbet PLC and may be repurchased by the Company for an aggregate $1 when the Company has retained earnings to do so. This transaction had no impact on the earnings per share calculations for 2003.

9                 TANGIBLE FIXED ASSETS

	Computer	Leasehold		Software &
	Hardware &	Improvements &	Motor	Domain
GROUP	Equipment	Fixtures	Vehicles	Names	Total
	$’000	$’000	$’000	$’000	$’000

Cost
1 January 2004	8,662	863	180	3,705	13,410
Additions	692	49	—	324	1,065
Disposals	(6,102)	(967)	(106)	(2,364)	(9,539)
Exchange differences	259	164	1	305	729
31 December 2004	3,511	109	75	1,970	5,665

Depreciation
1 January 2004	8,042	695	111	2,708	11,556
Charged in the year	772	164	31	453	1,420
Disposals	(6,105)	(920)	(75)	(2,088)	(9,188)
Exchange differences	233	129	—	96	458
31 December 2004	2,942	68	67	1169	4,246

Net book value
31 December 2004	569	41	8	801	1,419

31 December 2003	620	168	69	997	1,854

The net book values of assets held under finance leases at 31 December 2004 was $nil (2003 - $1,324,000)

Assets costing $975,000 with accumulated depreciation of $830,000 were disposed in the year under the Sportingbet Transaction described at Note 5. Other asset disposals relate mainly to recognition of fully depreciated assets retired from use in the year.

COMPANY

Tangible Fixed Assets comprised of Leasehold Improvements and Fixtures at cost of $17,000 and accumulated depreciation of $4,000 at December 31, 2003. Depreciation charges in the year amounted to $5,000. All assets were disposed in the year.

10          INVESTMENTS IN SUBSIDIARIES

				Subsidiary
Company				Undertakings
				$’000

Cost
At 1 January 2004 and at 31 December 2004				97

Subsidiary	Principal Activity	Type of Shares Held	Percentage Owned	Country of Incorporation
WG International Ltd	Holding Company	Ordinary	100%	England & Wales
LVA Holdings Inc. (formerly Starnet Communications International Inc) (1)	Holding Company	Ordinary	100%	U.S.A.
Interactive Systems Inc.	Licensing of Internet Gaming Systems	Ordinary	100%	Antigua
WG Interactive Inc.	Systems Administration	Ordinary	100%	Canada
World Gaming Europe Ltd (1)	Dormant	Ordinary	100%	England & Wales
SSII Ltd (formerly Starnet Systems International Inc) (2)	Licensing of Internet Gaming Systems	Ordinary	100%	Antigua
EFS Caribbean Inc (2)	Dormant	Ordinary	100%	Antigua
EFS St Kitts Inc (2)	Dormant	Ordinary	100%	Antigua
Inphinity Interactive Inc (2)	Dormant	Ordinary	100%	Canada
World Gaming Services Inc (2)	Dormant	Ordinary	100%	Antigua
ESCE Inc. (formerly Starnet Communications Canada Inc) (02)	Dormant	Ordinary	100%	Canada

All of the above companies operate within their country of incorporation and their results have been included in these consolidated financial statements.

(1) Shares are owned by World Gaming International Ltd

(2) Shares are owned by LVA Holding Inc.

The Company holds a 50 percent interest in Bullen Road LP, a limited partnership between SSII Ltd. (“SSII”) and IOE Limited (“IOE”), a wholly-owned subsidiary of Sportingbet PLC. Bullen Road LP is an exempt limited partnership formed in the Cayman Islands as a result of the transaction with Sportingbet described at Note 5 and owns the gaming software operated by the Company. The General Partner is Gwladys Street Limited, a company incorporated in the Cayman Islands and is jointly owned by SSII and IOE. The Company is not required to make any capital contributions to the partnership beyond the initial transfer of the proprietary gaming software, which was done in the year. The net book value of the assets transferred was $nil. The partnership had no income or expenditure in the period ended 31 December 2004. Accounts have not yet been prepared for the partnership. Consistent with the accounting treatment of the Intellectual Property prior to its transfer to Bullen Road LLP, the Company’s share of the assets and liabilities of the partnership at 31 December 2004 has not been included in the consolidated financial statements. The cost and carrying value of the investment at 31 December 2004 was $nil in these financial statements.

11          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

		2004			2003
				Weighted			Weighted
		Aggregate	Weighted	period rate	Aggregate	Weighted	period rate
		Carrying	average	fixed for	Carrying	Average	fixed for
	Currency	Amount	interest rate	Years	Amount	interest rate	Years
		$’000%			$’000%
Fixed rate Liabilities	US $	14	12	1	385	12.7	1
	Canadian $	—	—	—	261	6.0	1
		14			646

Fixed rate assets	US $	7,133	2.2%	—	—	—	1

		2004		2003
					Weighted
		Aggregate Carrying	Weighted Average	Aggregate Carrying	Average
	Currency	Amount	Maturity years	Amount	Maturity years
		$’000		$’000
Interest free liabilities	US $	—	—	1,669	1
	Canadian $	—	—	595	1
		—		2,264

Interest free assets	US $	717	—	2,879	—
	Canadian $	20	—	3	—
	East Caribbean $	74	—	14	—
		811		2,896

		2004		2003
		Aggregate Carrying	Benchmark	Aggregate Carrying	Benchmark
	Currency	Amount	Interest rate	Amount	Interest rate
		$000		$000
Floating rate liabilities	US $	—	—	232	LIBOR+2%
	East Caribbean $	—	—	3	—
		—		235

The group’s financial instruments comprise borrowings, cash and liquid resources, and various items such as trade debtors and trade creditors that arise directly from its operations. The main risks arising from the group’s financial instruments are interest rate, liquidity and foreign exchange risk. Financial instruments such as trade debtors and creditors have been excluded from the disclosures above. It is, and has been throughout the year, the group’s policy that no trading in financial instruments be undertaken. The fair values of the group’s financial assets and liabilities were not materially different from their book values.

Interest rate/Liquidity risk

Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The Directors regularly review the placing of cash balances. When seeking borrowings, the Directors consider the commercial terms available and consider whether such terms are appropriate to the business.

Currency Risk Exposure

During the year the Group had minimal currency risk exposure other than that related to translation for accounting purposes.

Maturity of Financial Liabilities

The maturity profile of the Group’s financial liabilities at 31 December 2004 is detailed in the notes to these financial statements.

12          DEBTORS

	GROUP		COMPANY
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Trade debtors	587	242	—	—
Trade debtors, related party	3,851	1,296	—	—
Consideration due, related party	7,000	—	—	—
Transaction processor reserves	2,234	5,948	—	—
Prepayments and accrued income	344	537	202	—
Other debtors	—	57	—	70

	14,016	8,080	202	70

Trade debtors from a related party represent trade balances due at 31 December 2004 from Sportingbet Plc. These amounts are usually collected within 30 days. The balance at 31 December, 2004 was collected in January 2005.

Reserves held with transaction processors of $2,234,000 (2003: $5,948,000) represents rolling reserves held at merchant banks awaiting clearance and transfer to the Company’s bank accounts. These amounts are receivable on behalf of the Company’s licensees. No amount is payable to the licensee in respect of these balances until the amount has been collected from the respective processor. This division of the Company was closed in February of 2004. There are no further balances accruing in respect of this activity.

13          CREDITORS: Amounts falling due within one year

	GROUP		COMPANY
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Bank Overdraft	—	239	—	—
Obligations under finance leases	14	596	—	—
Trade creditors	523	762	—	—
Amounts due to Licensees	5,684	4,567	—	—
Amounts due to subsidiary undertakings	—	—	4,936	1,302
Other taxation and social security	5	22	—	—
Funds held on deposit	—	2,160	—	—
Loans Payable:
Sportingbet Plc – related party	—	803	—	—
Other loans payable	—	50	—	—
Oracle	—	595	—	—
Accruals and other liabilities	868	1,308	750	788

	7,094	11,102	5,686	2,090

Amounts due to licensees primarily represent funds that are due to licensees from transaction processors, these amounts will be paid as they are collected on the licensees’ behalf.

Funds held on deposit in 2003 represented balances of our licensees’ customer accounts, these balances were transferred to a third party upon closure of the transaction processing division of the Company in February 2004.

14   CREDITORS: Amounts falling due after more than one year

	GROUP		COMPANY
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Loans Payable:
Goodison Park Limited – related party	—	900	—	900

	—	900	—	900

On April 4, 2003 Goodison Park Ltd., a wholly owned subsidiary of Sportingbet Plc, a related party, invested in World Gaming Plc through a $900,000 loan note, convertible into 7,500,000 shares of the Company’s common stock at $0.12 per share at Sportingbet Plc’s discretion after a two year term. Under the terms of the Sportingbet Agreement (See note 5) the loan note was effectively settled in full and any conversion rights were cancelled.

15          PROVISION FOR LIABILITIES AND CHARGES

Group and Company

2004
$’000

Balance at 1 January 2004	—
Charge from profit and loss account	257

Balance at 31 December 2004	257

The balance at 31 December 2004 represents a provision for deferred bonuses payable to certain directors under the terms of their service agreements. The bonuses are payable only if these directors are still employed by the company on 11 April 2006. Fuller details are disclosed in the Directors Remuneration Report.

16          SHARE CAPITAL

	2004	2003
	$’000	$’000

Authorised:
500,000,000 ordinary shares of £0.002 (0.2p) each	1,422	1,422

Allotted, issued and fully paid:
46,081,407 (2003 : 45,781,407) ordinary shares of £0.002 (0.2p) each	134	133

Shares allotted in the year comprised:

300,000 ordinary shares issued in satisfaction of share options exercised by past employees and directors. Consideration for these transactions was the exercise price granted. This comprised $0.21 for 200,000 ordinary shares and $0.20 for 100,000 ordinary shares. This amounted to $62,000 of which $61,000 was credited to Share Premium Account and the balance represented the nominal value of the shares issued.

VARIATION OF RIGHTS OF ORDINARY SHARES

Under the terms of the Sportingbet agreement (see Note 5), Sportingbet has irrevocably agreed to the waiving of all voting, dividend, rights to transfer, rights to participate (other than the right to attend meetings) and other similar rights attaching to such shares in respect of the 13,506,204 issued ordinary shares of the company held by the Sportingbet Plc group of companies. Sportingbet Plc has agreed to transfer these shares to the Company for a total consideration of $1 when requested to do so by the Company. These shares will be purchased by the company when there are available distributable profits. These shares and the attributable share premium are treated as non-equity interests in these financial statements.

SHARE OPTIONS

At the balance sheet date the following options were outstanding:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
		remaining	Average		remaining	Average
Range of	Number of	contractual	exercise	Number of	contractual life	exercise
Exercise prices	options	life (years)	price	Options	(years)	price

$0.14 - $0.50	8,545,000	5.3	$0.24	6,340,000	4.9	$0.25
$0.51 - $1.00	611,667	3.3	$0.74	456,667	2.2	$0.77
$1.01 - $3.00	1,169,054	3.0	$1.86	1,169,054	3.0	$1.86
$3.01 - $8.50	609,167	3.8	$3.60	609,167	3.8	$3.60

	10,934,888	7.2	$0.66	8,574,888	4.1	$0.74

On 18 March 2005 a former Director of the company relinquished all rights to purchase 2,200,000 ordinary shares in the company that had been fully vested.

17          RESERVES

	Share	Deferred		Profit and
	Premium	Compensation	Merger	Loss
Group	Account	Reserve	Reserve	Account
	$’000	$’000	$’000	$’000
At 31 December 2002	—	567	23,528	(27,737)

Retained profit for the year	—	—	—	3,108
Premium on issue of shares	1,614	—	—	—
Currency translation difference on net investments	—	—	—	(385)

At 31 December 2003	1,614	567	23,528	(25,014)

Costs relating to waiver of rights of shares held by Sportingbet	—	—	—	(2,400)
Retained profit for the year	—	—	—	17,370
Premium on issue of shares	61	—	—	—
Currency translation difference on net investments	—	—	—	168
At 31 December 2004	1,675	567	23,528	(9,876)

The movement on the company’s profit and loss account is disclosed in note 24

18          CASH FLOWS

		Year ended	Year ended
		31 December	31 December
		2004	2003
		$’000	$’000
a	Reconciliation of operating profit to net cash inflow from operating activities

	Operating profit	5,080	2,330

	Increase in provision for liabilities and charges	257	—
	Depreciation	1,420	1,933
	Loss on disposals of fixed assets	206	—
	Decrease/(Increase) in debtors	1,064	(3,556)
	(Decrease)/Increase in creditors	(1,739)	1,960
	Exchange movements	86	—
	Net cash inflow from operating activities	6,374	2,667

b	Analysis of cash flows

	Returns on investments and servicing of finance
	Interest received	111	147
	Interest paid	(8)	(203)
	Exceptional item	—	834

	Net cash inflow from returns on investments and servicing of finance	103	778

	Capital expenditure and financial investment
	Purchase of tangible fixed assets	(1,065)	(74)
	Sale of tangible fixed assets	—	102

	Net cash (outflow)/inflow from capital expenditure and financial investment	(1,065)	28

	Financing
	Issue of shares	62	600
	Capital element of finance leases	(647)	(1,997)

	Debt due within one year:
	- (decrease) in short-term borrowings	(1,596)	(109)
	Debt due beyond one year:
	- new secured loan	—	245
	Net cash (outflow) from financing	(2,181)	(1,261)

	Year ended	Year ended
	31 December	31 December
	2004	2003
	$’000	$’000
Sportingbet transaction

Staged payments received	3,000	—
Proceeds from sale of fixed assets	75	—
Legal and professional costs of Agreement	(1,043)	—

Net inflow of funds from transaction	2,032	—

c             Analysis of net funds/(debt)

	At		Other		At
	1 January	Cash	non-cash	Exchange	31 December
	2004	flows	changes	Movement	2004
	$’000	$’000	$’000	$’000	$’000

Overdrafts	(239)	239	—	—	—
Cash at bank and in hand	2,896	(2,109)	—	24	811
Cash on term deposits at bank	—	7,133	—	—	7,133

	2,657	5,263	—	24	7,944

Debt due within 1 year	(1,448)	1,596		(148)	—
Debt due after more than 1 year	(900)	—	900	—	—
Finance leases due in less than 1 year	(596)	647	—	(65)	(14)

Total	(287)	7,506	900	(189)	7,930

Liquid resources represent interest earning term cash deposits at bank.

d                 Other non-cash transactions

During the year the Company entered into a transaction with Sportingbet Plc which resulted in the settlement of a convertible loan note with a face value of $900,000 by means of a non -cash offset.

19          COMMITMENTS UNDER OPERATING LEASES

At 31 December 2004 the group had annual commitments under non-cancellable operating leases as follows:

	2004	2003
	$’000	$’000

Leasehold Property
expiring in the first year	12	—
expiring in the second to fifth year	89	363
	101	363

20          RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

	GROUP		COMPANY
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Profit/(Loss) for the financial year	17,370	3,108	(525)	(666)
	—	—	—	—

Other recognised gains and losses	168	(385)	—	—
Costs relating to waiver of rights of shares held by Sportingbet	(2,400)	—	(2,400)	—
New share capital subscribed	62	1,650	62	1,650

Net addition to/(reduction in) shareholders’ funds	15,200	4,373	(2,863)	984

Opening shareholders’ funds	828	(3,545)	(2,777)	(3,761)

Closing shareholders’ funds (Equity and non -equity interests)	16,028	828	(5,640)	(2,777)

Non-equity interests represent 13,506,204 issued ordinary shares with a nominal par value of $40,000 and attributable share premium of $1,614,000 which carry no rights to future dividends under the agreement with Sportingbet, as set out in note 5. The company can purchase all of these shares for an aggregate $1 in accordance with the terms of the agreement.

21          COMMITMENTS AND CONTINGENT LIABILITIES

Contingencies

On August 6, 1998 Mitchell White commenced an action against Starnet Communications Canada Inc. (“Starnet Canada”) for breach of his employment agreement and wrongful termination of him as a Director. Mr. White alleges that as a result of his wrongful termination as an employee and Director, he was not provided with a severance package in lieu of reasonable notice and he did not receive stock options that he would have otherwise received. Mr. White claims that his losses are in excess of $1.5m. The trial of this action is scheduled to begin in Spring, 2005. In February 2004, Starnet Canada commenced a third party claim against a former Director of Starnet International, Mr. Jack Carley. It is alleged that Mr. Carley was responsible for the termination of Mr. White in 1998. Mr. Carley is also Mr. White’s father-in-law. Management intends to vigorously contest the claim by Mr. White and, in doing so, pursue its third party claim against Mr. Carley. The likelihood of loss, if any, and the costs associated therewith are not determinable at this time.

In March 2000, Starnet Communications Canada Inc.(“ Starnet Canada”), sold substantially all of the assets and undertakings comprising its adult entertainment division to 596773 B.C. Ltd. (“Chisel Media”).  The sale price for the assets was $2.3 million, of which $460,000 was paid on March 31, 2000 into an attorney trust account, but subsequently was released to Starnet Canada on April 30, 2000. The balance was to be paid in monthly installments through July 1, 2003.  The deferred portion of the purchase price is secured by a general security agreement in favor of Starnet Canada, and a pledge of the shares of Chisel Media Inc.  The monthly installments referred to above which were to begin July 1, 2000 have not been paid by Chisel Media Inc. and at December 31, 2001, we reserved for the potential of not being able to collect the principal amount from the buyer.  Starnet Canada has commenced arbitration proceedings against Chisel Media and in March 2004 we received confirmation that the case would go before an arbitrator.  From June 19, 2002 until July 17, 2002, James MacKay, the shareholder of Chisel Media, served as interim CEO and a Director of the Company.  Any settlement will be scrutinized by the Board as a related party transaction, and will be subject to the Board’s approval as such.

22          SUBSEQUENT EVENTS

On 1 March 2005 the Company announced that it had appointed Daniel Stewart & Co. as its nominated advisors in seeking a listing on the Alternative Investment Market (“AIM”) of The London Stock Exchange. It further advised that it may seek to raise funds through a private placement at the time of listing on AIM. Admission and dealings in the ordinary shares of the company is expected to commence on AIM by mid May 2005.

On 3 March 2005, Mr. Jonathon Moss and Mr. Michael Cumming were appointed to the Board of Directors of World Gaming PLC with effect 1 March 2005. No changes were made to Mr. Moss’ compensation, who was already an employee of the Company as a result of this appointment. Mr. Cumming’s remuneration is disclosed in the Directors’ Remuneration Report.

23          RELATED PARTY DISCLOSURES

Sportingbet PLC and its affiliates, Goodison Park Limited and Cribbage Limited

Goodison Park Limited, a wholly-owned subsidiary of Sportingbet Plc, acquired an interest in World Gaming Plc by way of share acquisition and a convertible loan. Goodison Park purchased 5,000,000 ordinary shares of World Gaming at $0.12 per share or a total of $600,000; and made a convertible loan to the Company (the “Convertible Loan”) in the principal amount of $900,000.

Cribbage Limited, a wholly-owned subsidiary of Sportingbet Plc., acquired an interest in World Gaming Plc in 2002 by way of acquiring 6,506,204 ADRs issued as a result of the Class Action shares from a third party. Additionally, on July 3, 2003, AIM Investments Ltd., transferred its holding of 2,000,000 ADRs to Cribbage Ltd.

As a result of the Transaction with Sportingbet Plc, effective October 1, 2004, the Convertible Loan was forgiven in full and the Company may repurchase shares held by Goodison Park Limited and Cribbage Limited or its affiliates of 13,506,204 for $1 as soon as it has retained earnings to do so. All other loan balances were repaid in full during the year.

Pursuant to an Ancillary Services agreement, some of the Company’s licensees receive certain transaction processing and related services from Sportingbet or its affiliates. The Company therefore receives balances from Sportingbet or its affiliates and pays these onto affected licensees after deducting its royalty.

Settlement of Dispute with Chisel Inc.

As detailed in note 21, from June 19, 2002 until July 17, 2002, James MacKay, the shareholder of Chisel Media Inc., served interim CEO and a Director of the Company.  Any settlement will be scrutinized by the Board as a related party transaction, and will be subject to the Board’s approval as such.

24          COMPANY PROFIT AND LOSS ACCOUNT

As permitted by s230 Companies Act 1985, the company has not presented its own profit and loss account. The loss dealt with in the profit and loss account of the company is $525,000 (2003: $666,000). The movement on profit and loss account in the year was as follows:

$’000
At 31 December 2003	(4,524)
Loss for the year	(525)
Waiver of rights of shares held by Sportingbet	(2,400)

At 31 December 2004	(7,449)

25          CONTROLLING PARTIES

The Directors are not aware of any shareholdings that would give outright control of the company to a shareholder. Details of major shareholdings are disclosed in the Directors’ Report.

26         SUMMARY OF THE EFFECT OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As disclosed in the accounting policies, the financial statements have been prepared in accordance with generally accepted accounting principles in the UK (“UK GAAP”) which differ in certain respects with those applicable in the US (“US GAAP”). The following is the effects on the profit of the difference between the UK and US GAAP as applicable to the group

	2004	2003
	$’000	$’000

Profit for the financial year per UK GAAP	17,358	3,108
Benefit of conversion of convertible debt charged to profit and loss account (note 14)	—	(150)

Profit for the financial year per US GAAP	17,358	2,958